UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 8)

Under the Securities Exchange Act of 1934

BOYD GAMING CORPORATION

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

103304

(CUSIP Number)

Boyd Gaming Corporation

6465 South Rainbow Boulevard

Las Vegas, NV 89118

Phone: (702) 792-7200

Attention: Corporate Secretary

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 14, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 103304

1.	Names of Reporting Persons William S. Boyd
2.	Check the Appropriate Box if a Member of a Group a) ☐ b) ☐
3.	SEC Use Only
4.	Source of Funds Not applicable.
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 8,820,522
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 8,820,522
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,820,522
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 9.2%*
14.	Type of Reporting Person IN

*	Based on 96,053,191 shares of the issuer’s Common Stock outstanding on February 19, 2024, as reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on February 26, 2024.

CUSIP No. 103304

EXPLANATORY NOTE

This Amendment No. 8 (the “Amendment”) amends and supplements that certain Statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on February 25, 2009, as subsequently amended on October 22, 2009, February 4, 2010, November 22, 2010, February 28, 2014, April 22, 2019, June 17, 2022 and March 22, 2023 (collectively, the “Schedule 13D”) relating to shares of the common stock, $0.01 par value per share (the “Common Stock”), of Boyd Gaming Corporation, a Nevada corporation (the “Company”).

William S. Boyd is filing this Amendment to report changes in Mr. Boyd’s beneficial ownership since the date of the prior amendment of the Schedule 13D.

Capitalized terms used herein and not otherwise defined in this Amendment shall have the meanings set forth in the Schedule 13D. Except as specifically set forth herein, the Schedule 13D remains unmodified.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows:

The information set forth in Item 6 of the Schedule 13D is incorporated herein by reference.

(a) The information set forth on the cover page of this Amendment is incorporated herein by reference. As of the date hereof, Mr. Boyd beneficially owns or may be deemed to beneficially own an aggregate of 8,820,522 shares of the Company’s Common Stock, consisting of:

•	8,637,746 shares as the settlor, trustee and beneficiary of the William S. Boyd Gaming Properties Trust; and

•

182,776 shares underlying vested Career Restricted Stock Units awarded under the Company’s 2002 Stock Incentive Plan, 2012 Stock Incentive Plan and 2020 Stock Incentive Plan, as applicable and as amended from time to time; each Career Restricted Stock Unit represents a contingent right to receive one share of Common Stock upon retirement from the Company.

Excluded from Mr. Boyd’s beneficial ownership are (i) 4,004,000 shares of Common Stock contributed to BYD-SST LLC, a Nevada limited liability company (“BYD-SST”), as Marianne Boyd Johnson has sole investment and voting power over the shares as the managing member of BYD-SST; (ii) 4,416,000 shares of Common Stock contributed to WSB-BYD LLC, a Nevada limited liability company (“WSB-BYD”), as Marianne Boyd Johnson has sole investment and voting power over the shares as the managing member of WSB-BYD and (iii) 186,617 shares of Common Stock held by Mr. Boyd’s spouse. Mr. Boyd disclaims beneficial ownership of the shares of Common Stock contributed to BYD-SST and WSB-BYD and the shares of Common Stock held by his spouse and this Schedule 13D shall not be deemed an admission that Mr. Boyd is the beneficial owner of any such shares for the purpose of Section 13 or Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose.

Excluded from Mr. Boyd’s beneficial ownership are 23,078 shares of Common Stock underlying time-based restricted stock units (“RSUs”) and 23,078 performance-based restricted stock units (“PSUs”), each as granted to Mr. Boyd under the 2020 Stock Incentive Plan.

Each RSU represents a contingent right to receive one share of Common Stock upon vesting. The RSUs are eligible to vest as follows:

•	11,559 shares of Common Stock underlying the RSUs will vest in full on February 18, 2025; and

•	11,519 shares of Common Stock underlying the RSUs will vest in full on February 22, 2026.

The RSUs are reported as shares of Common Stock beneficially owned by Mr. Boyd in his Section 16 reports pursuant to applicable provisions of Section 16 of the Exchange Act and positions taken by the Commission; however, such RSUs are not exercisable within 60 days of March 18, 2024 and are therefore not included as beneficially owned by Mr. Boyd in this Amendment.

Each PSU represents a contingent right to receive up to a maximum of two shares of Common Stock upon vesting. The PSUs are eligible to vest as follows (where, in accordance with the preceding sentence, Mr. Boyd is eligible to receive up to a maximum of two times the number of shares listed in each bullet below depending on achievement of performance metrics, as described below):

•	11,559 PSUs granted in 2022 vest at the end of Fiscal Year 2025, upon Compensation Committee determination of Company performance against performance metrics (as described below); and

•	11,519 PSUs granted in 2023 vest at the end of Fiscal Year 2026, upon Compensation Committee determination of Company performance against performance metrics (as described below).

Vesting is subject to the achievement of certain performance metrics. The measurement period for PSUs commences on January 1 of the year following the grant year and runs through December 31 of the third year following the grant year. The achievement level of each performance metric will determine the final payout of shares under the award at the end of the measurement period. For the maximum payout of 200% to be earned, all performance metrics must be satisfied at a maximum performance level. In contrast, if none of the performance metrics achieves the minimum performance level, then no shares will be paid. Achievement between the payout points established by the Compensation Committee will be interpolated on a linear basis.

Mr. Boyd expressly disclaims beneficial ownership in any securities of the Company except for those securities that are owned directly by him or to the extent of his pecuniary interest, including to the extent of his pecuniary interest in any trust, partnership or other entity which owns such securities.

(b) The information set forth on the cover page of this Amendment and Item 5(a) hereof is incorporated herein by reference. As of the date hereof, Mr. Boyd holds sole dispositive and voting power over an aggregate of 8,820,522 shares of the Company’s Common Stock, consisting of all of the shares identified in Item 5(a) hereof, excluding the shares contributed to BYD-SST and WSB-BYD and the shares held by Mr. Boyd’s spouse.

(c) The information provided in Items 1-4 hereof is incorporated herein by reference. The following transactions are reflected in the percentages and share amounts reported on the cover page of this Amendment and Item 5(a) and (b) hereof:

•	On February 15, 2024, Mr. Boyd gifted 616 shares.

•	On February 18, 2024, Mr. Boyd sold 2,665 shares at a price of $63.37 per share.

•	On March 5, 2024, Mr. Boyd sold 125,000 shares at prices ranging between $63.16 and $64.32, with a weighted average price of $63.77 per share.*

•	On March 6, 2024, Mr. Boyd sold 125,000 shares at prices ranging between $63.00 and $64.11, with a weighted average price of $63.78 per share.*

•	On March 7, 2024, Mr. Boyd sold 125,000 shares at prices ranging between $63.35 and $64.03, with a weighted average price of $63.72 per share.*

•	On March 8, 2024, Mr. Boyd sold 125,000 shares at prices ranging between $63.02 and $64.53, with a weighted average price of $63.29 per share.*

•	On March 12, 2024, Mr. Boyd sold 125,000 shares at prices ranging between $63.00 and $63.60, with a weighted average price of $63.27 per share.*

•	On March 13, 2024, Mr. Boyd sold 63,464 shares at prices ranging between $63.00 and $63.74, with a weighted average price of $63.12 per share.*

•	On March 14, 2024, Mr. Boyd sold 32,703 shares at prices ranging between $62.00 and $62.56, with a weighted average price of $62.10 per share.*

•	On March 15, 2024, Mr. Boyd sold 125,000 shares at prices ranging between $61.51 and $62.09, with a weighted average price of $61.72 per share.*

*	Transactions effected for tax planning purposes.

Mr. Boyd hereby undertakes to provide upon request to the staff of the Commission, the Company or a security holder of the Company full information regarding the number of shares and prices at which the transactions were effected.

Other than the transactions disclosed above, there were no other transactions in the Company’s Common Stock effected during the 60 days prior to the date hereof by Mr. Boyd.

(d) Not applicable.

(e) Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Date: March 18, 2024

William S. Boyd

By:	/s/ William S. Boyd